Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

April 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on March 19, 2019, with regard to Post-Effective Amendment No. 227 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on February 2, 2018, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary

1.
Comment: Confirm that the fee waiver described in footnote 2 to the fee table will be in place one year from the effective date of the Prospectus and that the Registrant will file the related agreement.

Response: The Registrant confirms that the fee waiver will be in place one year from the effective date of the Prospectus and that the related agreement will be filed.

2.
Comment: The disclosure under "Principal Investment Strategies" states, "The Fund typically seeks to maintain representation in each major industry represented by broad-based, large cap U.S. equity indices."  Consider clarifying each major industry in which the Fund will invest in the Item 9 disclosure.

Response: The Registrant respectfully declines to list each major industry in which the Fund will invest.  The major industries represented by broad-based, large cap U.S. equity indices (the "Indices") are subject to change based on the composition of the Indices.  Since the principal investment strategy is to invest in the major industries represented by the Indices and not a fixed set of industries, listing the industries may mislead investors regarding the Fund's principal investment strategies.  Based on the foregoing, the Registrant respectfully declines to incorporate the comment.

3.
Comment: Per Instruction 3(b) to Item 4(b)(2) of Form N-1A, please move the last sentence under "Performance" on page 3 to a footnote to the bar chart on page 4 (i.e., "Annual returns for Class R6 shares are substantially similar to those of the Institutional Service Class shares because the shares of these classes are invested in the same portfolio of securities.").

Response: The Registrant respectfully declines to move the sentence to a footnote.  The Registrant notes that the current layout of the "Performance" section of the Prospectus is in response to past comments from the Staff, which requested that footnotes be avoided and that explanatory text regarding the annual average total returns table immediately precede the table.

4.
Comment: Please indicate the regulatory authority and provide an analysis permitting the Fund to show annual returns for the new class that are higher than the class on which performance is based.  In the average annual total returns table, performance for Class R6 shares is higher than that of Institutional Service Class Shares for the 10-year period.

U.S. Securities and Exchange Commission

Response: As the disclosure on page 4 states, performance returns for Institutional Service Class shares reflect a front-end sales charge of 4.50% through July 31, 2012.  This front-end sales charge was eliminated as of August 1, 2012.  Therefore, the performance returns for Institutional Service Class shares for the 10-year period reflect this front-end sales charge.  Performance for Class R6 shares, which have not yet commenced operations, is based on the previous performance of Institutional Service Class shares; such performance has been adjusted to reflect the difference in sales charges, but not differing expenses.  The Staff has taken the position that a fund may present performance of a new class of shares by basing the new class's performance on that of an already existing class and adjusting said performance for the differences in sales loads.  There is no requirement that the adjusted performance shown be the same as or lower than what is shown for the existing share class.  See IDS Financial Corp., SEC No-Action Letter (Dec. 19, 1994).

How the Funds Invest

5.
Comment: The disclosure under "Principal Investment Strategies" states, "The Fund typically seeks to maintain representation in each major industry represented by broad-based, large cap U.S. equity indices."  Please clarify how the subadviser determines the universe of industries represented (e.g., list the indices referenced in the disclosure).

Response: See the response to Comment 2 above.

6.
Comment: The disclosure under "Principal Investment Strategies" states that the fundamental analysis of a company may include the company's ESG factors.  Describe the criteria for this strategy in greater detail, particularly the criteria the Fund uses as elimination factors.

Response: The Registrant respectfully declines to describe the ESG criteria in greater detail, particularly any "elimination factors."  The disclosure does not include any "elimination factors" with respect to the subadviser's consideration of the ESG factors as there are no specific elimination factors that would trump all other considerations.  As stated in the Prospectus, the fundamental analysis undertaken by the subadviser includes the consideration of a variety of factors, with the ESG component making up only one part of the overall mix.  When choosing companies in which to invest, the subadviser also may consider a company's business environment, management quality, balance sheet, income statement, anticipated earnings, and revenues and dividends.  Given that there are no set "elimination factors" and that the ESG criteria are but one of many considerations made by the subadviser, the Registrant respectfully declines to incorporate the comment.

U.S. Securities and Exchange Commission

Risks of Investing in the Funds

7.
Comment: The disclosure under "foreign securities risk" includes a section for depositary receipts.  If the Fund's strategy to invest in foreign securities requires the Fund to invest significantly in depositary receipts, please include this strategy in the Item 4 and Item 9 disclosure.

Response: The Registrant notes that the disclosure already states that the Fund may invest in foreign securities (i.e., "Some of these companies may be located outside the United States.").  Depositary receipts are a subset of foreign securities and are therefore implicitly included as a principal investment strategy.  The Registrant respectfully declines to list investments in depositary receipts as a separate strategy from investments in foreign securities.

Fund Management

8.
Comment: Per Item 10(a)(1)(iii) of Form N-1A, please confirm that the semiannual report to shareholders covering the period ending April 30, 2018, will be available as of the effective date of the Prospectus.  Otherwise, indicate where, in the interim, shareholders may find a discussion regarding the basis for the Board of Trustees' approval of the investment advisory and subadvisory agreements for the Funds.

Response: The semiannual report covering the period ending April 30, 2018, will provide the most up-to-date discussion of the Board's considerations in approving the investment advisory and subadvisory agreements for the Fund, which took place in March 2018.  Item 10 of Form N-1A requires a fund to provide "the period covered by the relevant annual or semiannual report."  The Registrant submits that referring shareholders back to the discussion in the April 30, 2017, semiannual report, would not be appropriate as such discussion would not provide the Board's considerations in approving the investment advisory and subadvisory agreements for the current fiscal year.  Additionally, the inclusion of such forward-looking disclosure in response to Item 10(a)(1)(iii) of Form N-1A is common among other funds with similar fiscal year ends and investment advisory agreement approval schedules.  Based on the foregoing, the Registrant respectfully declines to incorporate the comment.

Investing with Nationwide Funds

9.
Comment: Please supplementally explain to the Staff the following disclosure that appears under "Class R6 shares": "[. . .], although such payments may be made by the Distributor or its affiliate from its own resources pursuant to written contracts entered into by the Distributor or its affiliate prior to April 1, 2014."

U.S. Securities and Exchange Commission

Response: This disclosure, which appears in the full Nationwide Equity Funds prospectus, applies to those Nationwide Funds that sold Class R6 shares (known as Institutional Class shares prior to February 28, 2017) before April 1, 2014.  The disclosure is meant to inform shareholders that the Distributor or its affiliate may make payments out of its own resources to broker-dealers or other financial intermediaries for the sale of Class R6 shares pursuant to contracts entered into before April 1, 2014.

Following the 485(b) filing, the standalone Nationwide Fund Prospectus will be incorporated into the full Equity Funds prospectus pursuant to Rule 497.

10.
Comment: The disclosure under "Selling Shares" states, "Generally, a Fund will pay you for the shares that you redeem within three days after your redemption request is received."  Please conform this language to amended Rule 15c6-1(a) under the Securities Exchange Act of 1934 (the "T+2 Settlement Rule") or explain why the T+2 Settlement Rule does not apply.

Response: The Registrant has conformed this language to the T+2 Settlement Rule: "Generally, a Fund will pay you for the shares you redeem within two days after your redemption request is received."

11.
Comment: The disclosure under "Additional Information about Fees and Expenses" states that the fees and expenses that appear in the Fund summaries generally are based on average annual net assets during the fiscal year ended October 31, 2017.  This is inconsistent with footnote 1 to the fee table on page 2, which states that "Management Fees" have been restated due to a reduction in the contractual advisory fee rate effective November 13, 2017.  Please reconcile this inconsistency.

Response: This disclosure, which appears in the full Nationwide Equity Funds prospectus under "Additional Information about Fees and Expenses," has been updated as follows:

The "Management Fees" of the Nationwide Fund that appear in the Fund Summary reflect a reduction in the contractual investment advisory fee rate effective November 13, 2017.  The fees and expenses of the other Funds that appear in the Fund Summaries generally are based on average annual net assets during the fiscal year ended October 31, 2017, and do not reflect any change in expense ratios resulting from a change in assets under management since October 31, 2017.

Following the 485(b) filing, the standalone Nationwide Fund Prospectus will be incorporated into the full Equity Funds prospectus pursuant to Rule 497.

U.S. Securities and Exchange Commission

Statement of Additional Information

Additional Information on Portfolio Investments, Strategies and Investment Policies

12.
Comment: Please restate the disclosure in the first paragraph under "Foreign Currency-Related Derivative Strategies – Special Consideration" on page 16, beginning from "Currency contracts may also be purchased . . ." until the end of the paragraph, in plain English.

Response: The Registrant notes that the plain English writing requirement applies only to mutual fund prospectuses, and not to the SAI: "Rule 421(d) requires an issuer to use plain English principles in the organization, language, and design of the front and back cover pages, the summary, and the risk factors sections of its prospectus."  See Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, IC Release No. 28584 (Jan. 13, 2009).  General Instruction 4 to Form N-1A specifically states that the plain English requirements apply only to prospectus disclosure in Part A of the Form.  Therefore, the Registrant respectfully declines to re-write the disclosure as requested.

13.
Comment: The disclosure under "Floating- and Variable-Rate Securities" states that a Fund will treat a demand instrument as "readily marketable" unless the demand feature has a notice period of more than seven days.  Supplementally identify the regulatory basis for characterizing such demand instruments as "readily marketable."

Response:  The Registrant bases its characterization of these demand instruments as "readily marketable" on the SEC's "seven-day standard," which  states that open-end companies should maintain a high degree of liquidity by holding at least 85 percent of their assets in securities that can be sold in seven days: "Because open-end companies must redeem their shares at any time and pay redemption proceeds within seven days, their portfolios should contain enough readily marketable securities to enable them to raise sufficient cash to meet redemptions in a timely manner."  See Periodic Repurchases by Closed-End Management Investment Companies; Redemptions by Open-End Management Investment Companies and Registered Separate Accounts at Periodic Intervals or With Extended Payment, IC Release No. 18869 (Aug. 6, 1992).

14.
Comment: The disclosure under "Floating- and Variable-Rate Securities" states, "A Fund will limit its purchases of floating- and variable-rate securities obligations to those of the same quality as it is otherwise allowed to purchase."  Consider revising this sentence to explain the basis of the quality determination.  What is the standard for comparison?

Response: The disclosure has been revised as follows:

U.S. Securities and Exchange Commission

Each Fund will limit its purchases of floating- and variable-rate securities obligations to those of the same quality as the debt securities it is otherwise allowed to purchase according to its principal investment strategy as disclosed in each Fund's Prospectus.

15.
Comment: Please delete the following disclosure, which appears in the first paragraph under each of "Investments in California Municipal Securities by the Nationwide California Intermediate Tax-Free Bond Fund" and "Investments in Municipal Securities by the Nationwide Ziegler Wisconsin Tax Exempt Fund": "It has not been independently verified by the Fund.  The Fund makes no representation or warranty regarding the completeness or accuracy of such information."

Response: The Registrant respectfully declines to take the comment as the disclosure accurately describes the quality and nature of the information provided.  We note that the sentences preceding the referenced disclosure make clear that the information provided reflects "a general summary, based primarily upon information derived from state official statements, Comprehensive Annual Financial Reports, and other public documents relating to securities offerings of issuers of the state, and other historically reliable sources."  These sentences make it clear that the Registrant's assessments of the relevant state's financial conditions are not based on its own factual findings but rather statements from state officials, state reports and other public documents.  In providing the information, the Registrant seeks to inform investors about the information that the Fund or its investment adviser may consider in evaluating the Fund's investment in the municipal securities in the applicable state.  Given their limited resources, it is unreasonable to expect a Fund or its investment adviser to actually verify the accuracy and completeness of every piece of information published by state official statements, financial reports or other public documents considered in evaluating a Fund's investment in the state.  For example, the information under "Overview of State Financial Condition" for California states that voters approved Proposition 2 in November 2014.  In making that statement, the Registrant relied on published documents that it believes to be reliable, but has not actually counted the votes to determine whether voters in fact approved the proposition.  Without the ability to qualify the quality and nature of such statements, the Registrant would not be able to share with investors important information the Fund's investment adviser may consider in evaluating the Fund's investments in the state.

Additionally, the inclusion of such disclosure in mutual fund registration statements is practically universal among funds that invest in municipal securities. To this point, the Registrant is aware that most municipal bond funds include similar disclosure in their SAIs.  See, e.g., Gurtin California Municipal Opportunistic Value Fund; Wells Fargo Municipal Income Funds; Vanguard State

U.S. Securities and Exchange Commission

Tax-Exempt Funds. Based on the foregoing, the Registrant respectfully declines to incorporate the comment.

16.	Comment: Please restate the disclosure in the first paragraph under "Revenue Bonds" on page 46, beginning from "accordingly, the timely payment . . ." until the end of the paragraph, in plain English.

Response: See the response to Comment 12 above.

Portfolio Turnover

17.	Comment: Confirm that portfolio turnover for the fiscal year ended October 31, 2016 will be updated in the 485(b) filing.

Response: The Registrant confirms that the portfolio turnover for the fiscal year ended October 31, 2016 will be updated in the 485(b) filing.

Investment Restrictions

18.	Comment: Please supplementally explain to the Staff the purpose of the restriction described in the first bullet on page 65 under "Each of the Funds" and how the restriction works.

Response:  The restriction described in the first bullet on page 65 relates to the Fund's status as a diversified fund.  According to Section 5(b)(1) of the Investment Company Act, a diversified fund meets the following requirements: (i) at least 75 percent of its total assets is represented by cash and cash items, government securities, and securities of other investments companies; (ii) no more than 5 percent of its total assets is invested in any one issuer; and (iii) it does not hold more than 10 percent of the outstanding voting securities of any one issuer.

This investment restriction states the requirements of a diversified fund under the Investment Company Act.  The restriction specifies that the Fund (i) may not invest more than 5 percent of its total assets in any one issuer; and (ii) may not hold more than 10 percent of the outstanding securities of any one issuer.  The restriction then states that the Fund may invest up to 25 percent of its total assets without regard to such requirements.

19.
Comment: Please clarify how the exception to the restriction described in the second bullet on page 65 applies to the Nationwide U.S. Small Cap Value Fund.  It appears that two separate restrictions (borrowing money and issuing senior securities) are referenced in this bullet point and in the second bullet point under "The Nationwide U.S. Small Cap Value Fund" on page 66.

U.S. Securities and Exchange Commission

Response: The following disclosure has been added to page 66 before "The Nationwide S&P 500 Index Fund":

For those Funds listed above as exceptions to the investment restrictions, see the discussion below regarding each such Fund's applicable investment restrictions.

20.
Comment: The first bullet on page 66 provides a list of industries that "are considered separate industries for purposes of this investment restriction."  Supplementally provide the Staff with the legal authority for treating each of the named industries (e.g., industries related to electricity/gas and industries related to finance) as separate industries  for purposes of the Fund's concentration policy.

Response: The Registrant respectfully submits that it is not aware of any legal requirement or regulatory guidance that prohibits the Registrant from defining the industries for purposes of the Fund's concentration policy.  Instruction 4 to Item 9 of Form N-1A requires a fund to disclose in its prospectus any policy to concentrate in securities of issuers in a particular industry or group of industries, but it does not restrict a fund's ability to define "industry or group of industries" or give any guidance on how such industries are to be categorized.  Item 16 requires the same disclosure in the fund's SAI, also without proscribing a fund's ability to define "industry" or "group of industries," or providing any guidance on the categorization of industries.  The General Instructions to Form N-1A do not include a definition of "industry."  Regulation C under the Securities Act, which contains the general rules regarding the filing of registration statements and the specific requirements concerning funds, does not provide a definition of "industry."  Neither the Investment Company Act nor the Securities Act includes a definition of "industry."  Absent any specific legal restriction or regulatory guidance prohibiting a fund's ability to define "industry" and "group of industries" in the context of the Fund's concentration policy, the Registrant respectfully submits that it is not necessary for the Registrant to provide legal authority for its disclosure.

Trustees and Officers of the Trust

21.
Comment: Per Item 17(a)(1) of Form N-1A, please state the principal occupation from 2013 to 2018 for the following Trustees: Charles E. Allen, Phyllis Kay Dryden, Barbara I. Jacobs, Carol A. Kosel, and David C. Wetmore.

Response:  The Registrant notes that the disclosure for Ms. Dryden already states that she became CEO and President of Energy Dispute Solutions, LLC in January 2013, a position which she currently holds.  The disclosure for the remaining Trustees has been updated to indicate that each Trustee has been retired during the period 2013 to 2018.

U.S. Securities and Exchange Commission

22.	Comment: Per Instruction 3 to Item 17(a)(1) of Form N-1A, state the principal business of the following companies listed under Ms. Dryden's principal occupation: marchFirst and Mitchell Madison Group.

Response: The Registrant has stated the principal business of the companies as requested.

Investment Advisory and Other Services

23.	Comment: Confirm that each of the agreements listed on page 81 under "Limitation of Fund Expenses" will be in place one year from the effective date of the SAI.

Response: The Registrant confirms that each of the agreements will be in place one year from the effective date of the relevant fund prospectus.  Please note that the Registrant, immediately upon filing the 485(b) filing for this Fund, intends to combine the Fund's updated prospectus into the Equity Funds Prospectus pursuant to a filing under Rule 497 and the reprinted statutory prospectus and the SAI will correctly state the effective dates of the agreements.

Part C

Signatures

24.	Comment: Confirm that all powers of attorney referenced related to a "specific filing" as required by Rule 483(b) under the Securities Act of 1933.

Response: The Registrant confirms that all powers of attorney referenced relate to a specific filing.  According to the powers of attorney currently filed with the SEC, they related to "Registration Statements and amendments thereto" under the Securities Act of 1933 and the Investment Company Act of 1940.  The current filing is an amendment to the Registrant's registration statement on Form N-1A.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire